EXHIBIT 99.1

Osisko Acquires an Additional 15% Ownership in a Canadian Precious Metal Royalty Portfolio

MONTRÉAL, Aug. 12, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that it has entered into a definitive agreement to acquire the outstanding 15% ownership in a portfolio of Canadian precious metals royalties held by the Caisse de dépôt et placement du Québec (the “Caisse”) for cash consideration of C$12.5 million (the “Transaction”). This 15% interest represents the remaining portion of the portfolio of royalties purchased from Teck Resources Ltd. in October 2015.

The portfolio consists of 28 royalties on properties located in Canada, including royalties on Alamos Gold’s Island Gold mine and Eldorado Gold’s Lamaque mine. In 2019, the Island Gold and Lamaque royalties contributed approximately 3,000 gold equivalent ounces to Osisko’s production. The operators of both mines are set to undergo meaningful capital programs to improve and expand operations.

Sean Roosen, Chair and Chief Executive Officer of Osisko, commenting on the transaction, “This transaction increases Osisko’s ownership in a quality royalty portfolio of Canadian assets and adds immediate cash flow on premium assets such as the Island Gold and Lamaque mines. Furthermore, this transaction also shows the quality of the partnership between Osisko and the Caisse.”

Following this transaction, the Caisse remains an important investor of Osisko.

Royalty Portfolio Details

The Transaction raises Osisko’s existing royalties by approximately 18% on the following key royalties:

  Three net smelter royalties (“NSR”) on the producing Island Gold mine, located in Northern Ontario and operated by Alamos Gold Inc., ranging from 1.17%-2.55% have increased to 1.38%-3.0%.
  NSR royalty increase from 0.85% to 1% on the Lamaque gold mine located in Abitibi, Quebec operated by Eldorado Gold Corp.
  NSR royalty increase from 0.425% to 0.5% on the Marban property held by O3 Mining Inc. and located near the Canadian Malartic mine in Québec. A corresponding increase in a commercial production payment payable to Osisko from $4.25 million to $5 million.

The portfolio also includes other precious metal royalty assets on exploration and development properties on which Osisko will see its interests rise by approximately 18%. Certain of the remaining NSR royalties are subject to buy-back clauses.

The acquisition has been funded from cash on hand.

About Osisko Gold Royalties Ltd
Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 14.7% interest in Osisko Mining Inc., 18.6% interest in Osisko Metals Incorporated and a 18.3% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh
President
Tel. (514) 940-0670
ssingh@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including with respect to future production of mines, is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, uncertainties relating to the increase of gold production at the relevant mines, and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.